September 7, 2022

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Fresh Tracks Therapeutics, Inc.
Registration Statement on Form S-1
File Number 333-267254

Ladies and Gentlemen:

Fresh Tracks Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-1 be accelerated so that it will become effective at 4:00 p.m. Eastern time on September 9, 2022, or as soon thereafter as practicable.

Please telephone the undersigned (720-505-4755) or Jonathan R. Zimmerman of Faegre Drinker Biddle & Reath LLP (612-766-8419) if you have any questions with respect to the foregoing.

Very truly yours,
FRESH TRACKS THERAPEUTICS, INC.

By:	/s/ Robert B. Brown
Name: Robert B. Brown
Title: Chief Executive Officer